

EXHIBIT 99.1

PRESS RELEASE
For the quarter ended September 30, 2005
All amounts are in US$ unless otherwise stated

TIW REPORTS THIRD QUARTER RESULTS

- **Plan to cancel and delist common shares**

Montréal, Canada, October 19, 2005 – Telesystem International Wireless Inc. ("TIW" or the "Company") (TSX Ventures, "TIW") today reported its results for the third quarter of 2005 and also announced its intention to have its common shares cancelled and delisted from the TSX Ventures Exchange ("TIW") before the end of November.

TIW is operating under a court supervised Plan of Arrangement which was approved by the Company's shareholders' and by the Superior Court, District of Montréal, Province of Québec. The court supervised Plan of Arrangement was adopted by the Company to allow the Company to complete the transaction with Vodafone announced on March 15, 2005, proceed with its liquidation, including the implementation of a claims process and the distribution of net cash to shareholders, cancel its common shares and proceed with its final distribution and be dissolved.

On May 31, 2005, Telesystem International Wireless Corporation N.V. ("TIWC"), a wholly-owned subsidiary of the Company, completed the first step of the Plan of Arrangement with the sale to Vodafone of all of its affiliate's interests in MobiFon S.A. ("MobiFon") and Oskar Mobil a.s. ("Oskar") for a cash consideration of approximately $3.5 billion. The unaudited consolidated financial statements therefore only include the operating results of MobiFon and Oskar for the first five months of 2005. Accordingly, operating results are not comparable to previous year's results.

As of September 30, 2005, substantially all of the Company's assets consist of $259.6 million (Cdn$301.9 million) in cash, cash equivalents and short term investments. Net income for the quarter, which mainly consists of the excess of interest income over the corporate operating costs, was $18.0 million or $0.08 per share on a basic and fully diluted basis.

Pursuant to its Plan of Arrangement, TIW intends to file a motion to seek an order from the Superior Court, District of Montreal, Province of Québec to allow the transfer to the Court-appointed Monitor, KPMG Inc., of all the powers of the shareholders and directors.

Although the Company will only be able to confirm the date at which its shares will be cancelled and delisted from the TSX Venture Exchange once the Court has issued its order, TIW is targeting such cancellation and the delisting of its shares to take effect before the end of November and before initiating any further cash distribution to its shareholders. Future distributions, if any, will be made to shareholders of record as at the close of business on the date of cancellation of the shares. Upon cancellation of the shares the right of such former shareholders to receive future distribution from the Company, if any, will not be assignable or otherwise transferable.



Regarding the potential tax consequence in relations with the cancellation of the shares and any future distributions, the Company refers its shareholders to the Information Circular dated April 18, 2005. The Information Circular is available by accessing TIW's web site at www.tiw.ca, SEDAR at www.sedar.com or EDGAR at www.sec.gov.

Following the delisting of its shares TIW also intends to make filings with applicable securities authorities in Canada and the United States to cease to be a reporting company.

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED SEPTEMBER 30, 2005

The management's discussion and analysis, dated October 19, 2005, should be read in conjunction with the accompanying unaudited consolidated financial statements of TIW for the three and nine months ended September 30, 2005 and should also be read in conjunction with the audited consolidated financial statements and Operating and Financial Review and Prospects contained in TIW's Annual Report for the year ended December 31, 2004. The unaudited consolidated financial statements for the nine months ended September 30, 2005 include the operating results of MobiFon and Oskar for five months, to reflect the sale to Vodafone at the end of May 2005. Since operating results are not comparable to previous year's results and the only significant assets of the Company are now cash, cash equivalents and short term investments, the discussion and analysis is mainly focused on the corporate level activities. These consolidated interim financial statements have been prepared on a going concern basis and have not been prepared with the intent to demonstrate amounts to be distributed to shareholders under the court supervised Plan of Arrangement. Additional information relating to TIW, including the Company's annual report on Form 20-F and continuous disclosure documents, is available on SEDAR at www.sedar.com under Telesystem International Wireless Inc. The financial information presented herein has been prepared on the basis of Canadian GAAP. Please refer to Note 17 to our audited consolidated financial statements for the year ended December 31, 2004 for a summary of the differences between Canadian GAAP and United States (U.S.) GAAP.

Results of Operations

All revenues and all cost of equipment and services for the first nine months of 2005 relate to MobiFon's and Oskar's activities in the first five months of the year.

Selling, general and administrative expenses reached $2.4 million for the quarter and $194.1 million for the first nine months of 2005, including unallocated expenses for corporate and other activities of $2.4 million and $50.3 million respectively. Selling, general and administrative expenses include a non-cash stock based compensation cost of $40.9 million and nil for the nine and three month periods ended on September 30, 2005, of which $38.4 million is included within corporate and other activities. The corresponding periods of 2004 had stock based compensation costs amounting to $7.7 million and $3.5 million, respectively, of which $5.0 million and $2.4 million was included within corporate and other activities. The year-over-year increase in the stock based compensation costs for the first nine months of 2005 is mainly due to the accelerated vesting of options and restricted share units ("RSUs") triggered by the sale of all the Company's operating assets during the second quarter. Also included in the corporate and other activities for the nine month period ended September 30, 2005 is a $1.5 million capital duty expense related to the repatriation of the sale proceeds from the Company's wholly-owned subsidiary TIWC.

Virtually all of the depreciation and amortization for the first nine months of 2005 relate to MobiFon's and Oskar's activities in the first five months of the year. As a result of the foregoing, operating loss reached $2.5 million for the third quarter compared to an operating income of $77.6 million for the same quarter last year. For the first nine months of 2005, operating income was $114.9 million which compared to $194.1 million for the corresponding period last year.

Mostly all of the interest expenses for the first nine months of 2005 relate to the subsidiaries sold at the end of May 2005. Interest income amounted to $22.0 million for the quarter and $32.2 million for the nine months ended on September 30, 2005, of which $27.8 million have been earned since we completed the sale of our indirect interests in MobiFon and Oskar to Vodafone. As a result of the sale of the Company's operating assets and subsequent conversion of the majority of the proceeds into Canadian dollars, the Company's reassessed its functional currency based on the collective economic factors of the environment in which the Company now operates and has determined it to be the Canadian dollar as of June 1, 2005. This change from a U.S. dollar functional currency is accounted for on a prospective basis. However, the Company continues to present its consolidated financial statements in U.S dollars. Foreign exchange loss of $1.5 million for the third quarter of 2005 on US dollars denominated cash balances is a result of the strengthening of the Canadian dollar versus the U.S. dollar during the quarter.

The sale of all our operating assets in May 2005 resulted in a gain on sale of investments of $2.22 billion representing the excess of the proceeds of approximately $3.5 billion over the net carrying value of our interest in ClearWave of $1.3 billion, net of the transaction cost of approximately $21.2 million.

All income tax expense for the nine months ended on September 30, 2005 relate to MobiFon's and Oskar's pre tax income.

As a result of the foregoing, net income for the third quarter of 2005 amounted to $18.0 million or $0.08 per share on a basic and fully diluted basis. For the first nine months of 2005, net income reached $2.28 billion or $10.41 per basic share, including a gain on sale of investments of $10.16 per share. On a fully diluted basis the net income amounted to $10.31 per share, including $10.06 per share related to the gain on sale of investments. That compared to a net income of $20.7 million or $0.14 per share on a basic and fully diluted basis for the third quarter of 2004 and $50.3 million or $0.38 per basic share and $0.37 per share on a fully diluted basis for the first nine months of 2004.

Liquidity and Capital Resources

Operating activities provided cash of $18.2 million for the three month period ended September 30, 2005 compared to $109.7 million for the corresponding 2004 period. For the first nine months of 2005, operating activities provided cash of $202.0 million compared to $252.6 million in the corresponding 2004 period. Most of the cash provided in the nine months ended September 30, 2005 relate to MobiFon's and Oskar's activities in the first five months of the period.

Investing activities used cash of $230.4 million for the quarter ended September 30, 2005 compared to $94.7 million during the same period in 2004. These activities for the third quarter primarily consist of investments totalling C$255 million ($219.3 million) in short term instruments, which were pledged as security for potential assessments by taxation authorities. For the first nine months of 2005, investing activities provided cash of $2.97 billion compared to a use of $230.9 million for the first nine months of 2004. Our investing activities in the nine months ended September 30, 2005 consist mainly of the net proceeds from the sale of our operating assets of $3.31 billion representing the proceeds paid by Vodafone of $3.51 billion less cash and cash equivalents of ClearWave on the date of sale of $177.4 million and transaction costs paid during the period of $11.2 million. Shortly after the completion of the sale the Company proceeded to convert the proceeds along with its other cash and cash equivalents into Canadian dollars.

Other than the transaction with Vodafone, investing activities during the nine month periods consist primarily of the acquisition of property, plant, equipment and licenses by MobiFon and Oskar up until the end of May 2005. Investing activities for the first nine months of 2005 also included the use of $6.5 million in connection with the acquisition of the 72.9% of Oskar Holdings N.V. we did not already own and $2.5 million in connection with the acquisition during the third quarter of 2004 of a 15.46% non controlling interest in MobiFon. In November 2004, we entered into an agreement in principle to acquire from non-controlling shareholders 72.9% of Oskar Holdings in exchange for the issuance of 46.0 million common shares of our treasury stock.

We incurred $6.7 million of transaction expenses, of which $6.0 million was paid to, Lazard Frères & Co. LLC, bringing the aggregate value of the transaction to $521.9 million. One of our board members is managing director of an affiliate of Lazard Frères & Co. LLC. Closing occurred on January 12, 2005 and we increased our indirect equity interest in Oskar Holdings and Oskar Mobil to 100.0%. Affiliates of J.P. Morgan Partners, LLC, and AIG Emerging Europe Infrastructure Fund L.P., two of our significant shareholders at the time of the transaction, were shareholders of Oskar Holdings and received 17.4 million and 7.0 million common shares, respectively. Our existing interest in Oskar Holdings, prior to this acquisition was reflected in our consolidated financial statements on a consolidated basis. The aggregate $521.9 million purchase for the above transaction exceeded the carrying value of the net assets acquired by $432.6 million. This excess was allocated to goodwill in the amount of $475.8 million and $43.2 million to other fair value net decrements. During the corresponding 2004 period, investing activities included the net proceeds from the sale of our direct investment in Hexacom which amounted to $21.8 million offset by the use of $85.9 million of cash for the acquisition of additional interests in our subsidiaries including $40.9 million during the third quarter of 2004, of which $36.6 million was in connection with the cash portion of the acquisition of a 15.46% non controlling interest in MobiFon.

Financing activities used cash of $3.56 billion for the third quarter of 2005 and $3.61 billion year to date compared to using cash of $37.4 million for the third quarter of 2004 and providing cash of $9.8 million for the first nine months of 2004. The third quarter financing activities mainly consist of the distribution of $3.58 billion (Cdn$4.19 billion) to our shareholders on September 27, 2005, pursuant to the Plan of Arrangement of the Company and as authorized by the Court, through a reduction of the stated capital of the common shares of Cdn$17.01 per fully diluted common share and a dividend of Cdn$1.79 per fully diluted common share to shareholders of record on September 8 and 21, 2005, respectively. The third quarter and year to date financing activities of 2005 include proceeds from stock option exercises of $18.5 million and 30.8 million, respectively. The proceeds for the nine month period ended September 30, 2005 were more than offset by distributions to non controlling interests of $15.2 million as well as by repayments of long term debt of $44.4 million. The repayment of long term debts include the repayment of the Company's equity subordinated debentures which were the only long term debt at the corporate level. The source of cash provided by financing activities in the nine months ended September 30, 2004 was $76.1 million of proceeds from issuances of our common shares. These proceeds were partially offset by $32.0 million of scheduled repayments of MobiFon's and Oskar Mobil's senior credit facilities, $14.2 million of which occurred during the third quarter, the early redemption of $2.3 million of MobiFon Holding's senior notes during the quarter, as well as by $32.1 million distributed to minority shareholders of MobiFon, $20.9 million of which was distributed during the third quarter.

Cash, cash equivalents and short term investments totaled $259.6 million as of September 30, 2005 which represents the U.S. equivalent of Cdn$301.9 million. Cash equivalents and short term investments consist of bank deposit notes and commercial paper.

The Company continues to hold certain reserves in cash, cash equivalents and restricted short term investments to meet future estimated costs and potential liabilities. The timing and size of future distributions by the Company depend on its ability to free up these reserves as it settles or otherwise makes final determination of its liabilities. The most significant of these is a reserve totalling Cdn$255 million or approximately Cdn$1.14 per share for potential tax liability. The taxation authorities have not, however, yet assessed the specific amount of their claims and assessments may not be delivered for several months. The Company believes that there are no material amounts owing to taxation authorities. However, there can be no certainty as to whether or not the tax authorities will propose adjustments that may reduce potential future distributions.

Accordingly, there can be no certainty that the Company will be able to make further distributions or that cumulative distributions will equal to the Target Return of Cdn$19.9614 per share plus Investment Income (as defined in the Information Circular). Taking into account the Investment Income of approximately Cdn$0.15 earned as of September 30, 2005 and the First Distribution of Cdn$18.80 paid on September 27, 2005, the amount of future distributions should not be expected to exceed approximately Cdn$1.31 per share. TIW does not expect to realize a material amount of additional Investment Income in periods subsequent to September 30, 2005.

Selected consolidated financial data

On June 23, 2003, we amended our share capital to implement a one for five (1:5) consolidation of our common shares. Following the consolidation, the number of issued and outstanding common shares was reduced from 467,171,850 to 93,432,101 while the number of issued and outstanding preferred shares remained unchanged at 35,000,000 but their conversion ratio was changed from 1 common share for each preferred share to 1 common share for 5 preferred shares. On March 25, 2004, the 35,000,000 issued and outstanding preferred shares were converted into 7,000,000 common shares. All share and per share amounts included in the selected consolidated data shown below have been adjusted to reflect the share consolidation.

The following represents all equity shares and granted stock options as at October 14, 2005:

	Common Shares
Common Voting Shares outstanding	223,096,714
Convertible instruments and other:	
Outstanding granted employees and director's stock options	0
	223,096,714

The following table contains financial information that is derived from our unaudited interim financial statements for the three and nine month periods ended September 30, 2005.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA (UNAUDITED)

(in thousands of US $, except per share data)	Three months ended September 30,		Nine months ended September 30,	
	2005 $	2004 $	2005 $	2004 $
STATEMENT OF INCOME DATA:				
Revenues	**-**	328,929	**647,610**	908,746
Operating income (loss)	**(2,531)**	77,573	**114,906**	194,067
Interest income (expense), net	**21,944**	(20,339)	**(9,316)**	(62,060)
Foreign exchange gain (loss)	**(1,453)**	1,278	**(3,288)**	617
Net gain on sale of investments	**-**	-	**2,221,750**	11,658
Net Income	**17,960**	20,674	**2,275,785**	50,264
Basic earnings per share	**0.08**	0.14	**10.41**	0.38
Diluted earnings per share	**0.08**	0.14	**10.31**	0.37

(in thousands of US $)	As at September 30, 2005 $	As at December 31, 2004 $
BALANCE SHEET DATA:		
Cash and cash equivalents, including restricted short-term investments of $219.2 million as of September 30, 2005 and $27.8 million as of December 31, 2004	**259,601**	272,102
Total assets	**264,486**	2,340,709
Long-term debt, including current portion	**-**	1,147,060
Share capital and additional paid-in -capital	**-**	1,926,511
Total shareholders' equity	**255,777**	748,481

Summary of quarterly results

The Company's interim financial statements include the operating results of MobiFon and Oskar Mobil to the date of the sale to Vodafone which was May 31, 2005. These operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results. From June 1, 2005, substantially all of the Company's revenues consist of interest on short term investments which are not subject to seasonal fluctuations.

(In thousands of U.S.$, Except per share data)	Q3 2005 $	Q2 2005 $	Q1 2005 $	Q4 2004 $
Revenues	-	273,358	374,252	366,816
Net income	17,960	2,223,413	34,412	4,942
Basic and diluted earnings per share	0.08	10.20	0.16	0.03

(In thousands of U.S.$, Except per share data)	Q3 2004 $	Q2 2004 $	Q1 2004 $	Q4 2003 $
Revenues	328,929	301,397	278,420	277,787
Net income (loss)	20,674	13,907	15,683	(727)
Basic and diluted earnings (loss) per share	0.14	0.10	0.13	(0.01)

Forward-looking Statements

This news release contains certain forward-looking statements concerning our future operations, economic performances, financial conditions and financing plans. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, uncertainties and assumptions. Consequently, all of the forward-looking statements made in news release are qualified by these cautionary statements, and there can be no assurance that the results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us and our subsidiaries or their businesses or operations. We undertake no obligation and do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law.

For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995.

About TIW

TIW operates under a court supervised Plan of Arrangement to complete the transaction with Vodafone announced on March 15, 2005, proceed with its liquidation, including the implementation of a claims process and the distribution of net cash to shareholders, cancel its common shares and proceed with its final distribution and be dissolved. TIW's shares are listed on the TSX Ventures Exchange ("TIW").

- 30 –

FOR INFORMATION:

INVESTORS:

JACQUES LACROIX
Telesystem International Wireless Inc.
☎ (514) 673-8466
jlacroix@tiw.ca

  Our web site address is: www.tiw.ca



TELESYSTEM INTERNATIONAL WIRELESS INC.

THIRD QUARTER 2005

INTERIM FINANCIAL STATEMENTS (UNAUDITED)

TELESYSTEM INTERNATIONAL WIRELESS INC.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(in thousands of U.S. dollars)

	September 30, 2005 $	December 31, 2004 $
		[Note 1]
ASSETS		
Current assets		
Cash and cash equivalents *[Note 6]*	**40,340**	244,258
Short term investments - Restricted *[Notes 2 and Note 8]*	**219,261**	27,844
Trade debtors	**-**	111,922
Inventories	**-**	13,611
Prepaid expenses	**4,069**	13,724
Deferred income tax assets	**-**	624
Other current assets	**789**	3,179
Total current assets	**264,459**	415,162
Property, plant and equipment	**27**	1,161,861
Licenses	**-**	85,506
Subscriber relationships	**-**	39,485
Goodwill	**-**	588,623
Deferred financing costs	**-**	38,331
Deferred income tax assets	**-**	9,107
Investments and other assets	**-**	2,634
	264,486	2,340,709
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	**45**	50,653
Accrued liabilities *[Note 2]*	**8,664**	85,101
Accrued dealers' commissions	**-**	15,902
Accrued interest payable	**-**	23,925
Income and value added taxes payable	**-**	39,139
Deferred revenues	**-**	45,021
Amounts payable to non-controlling interests	**-**	3,198
Current portion of long-term debt	**-**	45,000
Total current liabilities	**8,709**	307,939
Long-term debt	**-**	1,102,060
Deferred income tax liabilities	**-**	14,036
Other non-current liabilities	**-**	22,952
Non-controlling interests	**-**	145,241
SHAREHOLDERS' EQUITY		
Share capital *[Notes 5 and 7]*	**-**	1,670,166
Additional paid-in-capital *[Note 5]*	**-**	256,345
Retained Earnings (Deficit)	**240,865**	(1,188,358)
Cumulative translation adjustment *[Note 3]*	**14,912**	10,328
Total shareholders' equity	**255,777**	748,481
	264,486	2,340,709

See accompanying notes

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS (DEFICIT) (UNAUDITED)

(in thousands of U.S. dollars, except per share data)

	Three months ended September 30		Nine months ended September 30	
	2005	**2004**	**2005**	**2004**
	$	**$**	**$**	**$**
REVENUES				
Services	**-**	**314,219**	**615,234**	864,893
Equipment	**-**	**14,710**	**32,376**	43,853
	-	**328,929**	**647,610**	908,746
Cost of services	**-**	**92,216**	**178,035**	257,765
Cost of equipment	**-**	**25,817**	**52,389**	71,441
Selling, general and administrative expenses *[Note 5]*	**2,445**	**77,038**	**194,102**	217,251
Depreciation and amortization	**86**	**56,285**	**108,178**	168,222
OPERATING INCOME (LOSS)	**(2,531)**	**77,573**	**114,906**	194,067
Interest expense	**(50)**	**(21,541)**	**(41,471)**	(65,228)
Interest income	**21,994**	**1,202**	**32,155**	3,168
Foreign exchange gain (loss) *[Note 3]*	**(1,453)**	**1,278**	**(3,288)**	617
Net gain on sale of investments *[Note 2]*	**-**	**-**	**2,221,750**	11,658
Income before income taxes and non-controlling interests	**17,960**	**58,512**	**2,324,052**	144,282
Income taxes *[Note 8]*	**-**	**17,488**	**25,948**	44,614
Income before non-controlling interests	**17,960**	**41,024**	**2,298,104**	99,668
Non-controlling interests	**-**	**(20,350)**	**(22,319)**	(49,404)
Net Income	**17,960**	**20,674**	**2,275,785**	50,264
Deficit, beginning of period	**1,069,467**	(1,213,974)	**(1,188,358)**	(1,243,564)
Excess of distribution over the carrying value of share capital and additional paid-in-capital net of cumulative translation adjustment *[Note 2]*	**(846,562)**	-	**(846,562)**	-
Retained Earnings (deficit), end of period	**240,865**	(1,193,300)	**240,865**	(1,193,300)
Basic earnings per share	**0.08**	0.14	**10.41**	0.38
Diluted earnings per share	**0.08**	0.14	**10.31**	0.37

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,	
	2005 $	2004 $	2005 $	2004 $
OPERATING ACTIVITIES				
Net Income	**17,960**	20,674	**2,275,785**	50,264
Depreciation and amortization	**86**	56,285	**108,178**	168,222
Non-cash financial expenses	**-**	1,469	**2,280**	4,412
Non-controlling interests	**-**	20,350	**22,319**	49,404
Net gain on disposal of assets	**-**	-	**(2,221,750)**	(11,658)
Stock based compensation	**-**	9	**40,914**	4,183
Other non-cash items	**-**	4,578	**3,210**	8,581
Changes in operating assets and liabilities	**160**	6,341	**(28,889)**	(20,854)
Cash provided by operating activities	**18,206**	109,706	**202,047**	252,554
INVESTING ACTIVITIES				
Net proceeds from sale of investments *[Note 2]*	**(11,157)**	-	**3,311,614**	21,752
Acquisitions of property, plant and equipment and licenses	**-**	(57,112)	**(115,383)**	(173,373)
Increase in ownership of subsidiaries *[Note 7]*	**-**	(40,873)	**(9,163)**	(85,867)
Additions to short term investments- Restricted	**(219,261)**	-	**(219,261)**	-
Other investments and advances	**-**	3,256	**-**	6,614
Cash provided by (used) in investing activities	**(230,418)**	(94,729)	**2,967,807**	(230,874)
FINANCING ACTIVITIES				
Distribution of capital *[Note 2]*	**(3,576,548)**	-	**(3,576,548)**	-
Proceeds from issuance of common shares, net of costs *[Note 5]*	**18,474**	48	**30,784**	76,103
Subsidiary's distributions paid to non-controlling interests	**-**	(20,944)	**(15,193)**	(32,068)
Repayment of long-term debt	**-**	(16,458)	**(44,373)**	(34,284)
Cash provided by (used in) financing activities	**(3,558,074)**	(37,354)	**(3,605,330)**	9,751
Net effect of exchange rate translation on cash and cash equivalents	**165,269**	1,754	**231,558**	1,064
Increase (decrease) in cash and cash equivalents	**(3,605,017)**	(20,623)	**(203,918)**	32,495
Cash and cash equivalents, beginning of period	**3,645,357**	249,815	**244,258**	196,697
Cash and cash equivalents, end of period	**40,340**	229,192	**40,340**	229,192

See accompanying notes

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at September 30, 2005
(*in thousands of U.S. dollars except per share data)*

NOTE 1
PLAN OF ARRANGEMENT AND BASIS OF PRESENTATION

Plan of Arrangement
Telesystem International Wireless Inc. ["TIW" or the "Company"] is operating under a court supervised Plan of Arrangement which was approved by both the Company's shareholders and the Superior Court, District of Montréal, Province of Québec.

The court supervised Plan of Arrangement was adopted by the Company to allow the Company to (i) complete the transaction pursuant to the definitive agreements with Vodafone International Holdings B.V., a wholly-owned subsidiary of Vodafone Group Plc, [''Vodafone''] which led to the sale of substantially all of its assets on May 31, 2005 [see Note 2]; (ii) proceed with its liquidation, including the repatriation of net cash from its subsidiaries and the distribution of its net cash to its shareholders or former shareholders following cancellation of Common Shares; (iii) allow the Common Shares to continue to be publicly traded until distribution of all or substantially all of its net assets; (iv) provide for the cancellation of its Common Shares; and (v) proceed with the final distribution and be dissolved.

As part of the Plan of Arrangement, the Company has sought, under the supervision of the Court, the expeditious identification and resolution of claims as of May 20, 2005 against the Company in order to accelerate distributions to shareholders. A claims bar date has been set at July 8, 2005. The Court has appointed KPMG Inc. as monitor to perform the duties provided in the claims identification process approved by the Court including the identification and valuation of claims and the reporting to the Court and the Company on the claims received and as to any further steps required for dealing with such claims. [See Note 9]

Basis of Presentation
These unaudited consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements and are based upon accounting policies and methods consistent with those used and described in the 2004 annual financial statements. These interim financial statements do not comply in all respects to the requirements of generally accepted accounting principles for annual financial statements. These financial statements should be read in conjunction with the 2004 annual financial statements. In the opinion of management, all adjustments of a normally recurring nature considered necessary for a fair presentation have been included. The consolidated balance sheet as at December 31, 2004, has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by GAAP for complete financial statements.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant estimates made are for income taxes and provisions for claims. [See Notes 8 and 9]

The Company's interim financial statements include the operating results of MobiFon and Oskar Mobil to the date of the sale to Vodafone which was May 31, 2005 [see Note 2]. These operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results. From June 1, 2005, substantially all of the Company's revenues consist of interest on cash, cash equivalents and short-term investments which are not subject to seasonal fluctuations. [See Note 6]

These consolidated interim financial statements have been prepared on a going concern basis and have not been prepared with the intent to demonstrate amounts to be distributed to shareholders under the Court Supervised Plan of Arrangement.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at September 30, 2005
(*in thousands of U.S. dollars except per share data*)

NOTE 2
SALE OF OPERATIONS TO VODAFONE AND DISTRIBUTION OF PROCEEDS
On May 31, 2005, the Company completed the sale to Vodafone of all of its affiliates' interests in ClearWave for a cash consideration of approximately $3.5 billion. ClearWave owned all of the Company's interest in Oskar Mobil and MobiFon through its 100% ownership of Oskar Holdings and MobiFon Holdings. The consideration was received upon closing of the sale and along with the Company's other net assets represented approximately $16.00 per Common Share after considering the estimated costs to execute the Plan of Arrangement. As a result, the second quarter of 2005 includes a gain on sale of investments of $2,221.8 million representing the excess of the proceeds of $3,508.9 million over the net carrying value of ClearWave of $1,265.8 million, net of the transaction costs of approximately $21.2 million which have been substantially all paid as at September 30, 2005. ClearWave had cash and cash equivalents as at the date of sale of $177.4 million resulting in net cash proceeds to the Company of $3,311.6. In connection with the sale, the Company retained Lazard Frères & Co LLC and one of their affiliates, the employer of a Board member, to provide financial advice. The fee for such services was approximately $11.0 million. The transaction costs exclude general and administrative costs expected to be incurred in connection with the Plan of Arrangement from closing of the sale to the final liquidation of the Company of approximately $18.4 million of which $7.9 million has yet to be incurred as of September 30, 2005. These costs include $5.6 million of severance and termination benefits per employment contracts.

The Company proceeded to convert the proceeds along with its other cash and cash equivalents into Canadian dollars. The volume weighted average rate achieved during the conversion process was 1.24759 Canadian dollars (C$) per US dollar ($). As a result, the target return as defined in the framework agreement between the Company and Vodafone and as referred to in the information circular dated April 18, 2005, is C$19.9614 per common share ("Target Return"), representing an amount of $16.00 times the exchange rate of C$1.24759 to $1.

On August 26, 2005, pursuant to the Plan of Arrangement of the Company, the Court authorized a first distribution of the Company's net assets, equal to C$18.80 per fully diluted common share (C$4.2 billion in aggregate). Accordingly, a first distribution was made on September 27, 2005 through a reduction of the stated capital of the common shares of C$17.01 per fully diluted common share and a dividend of C$1.79 per fully diluted common share to shareholders of record on September 8 and 21, 2005, respectively. Such distribution was applied first against share capital and additional paid-up-capital and the excess was recorded as a reduction of retained earnings net of related cumulative translation adjustment.

In fixing the amount of the first distribution, the Company and the Court-appointed Monitor have determined that cash reserves be set aside as follows: (i) specific reserves totalling C$255 million ($219.3 million) to satisfy potential obligations owing to taxation authorities (see Note 8) and (ii) C$63.4 million ($54.5 million) in reserves established to cover all remaining costs to dissolution described above and potential creditor claims and other items including contingencies and unforeseen obligations from June 30, 2005.

Aside from a general reserve, the various components of the cash reserves are held separately for the specific parties whose claims they are designed to satisfy. In addition, the amount of reserves for potential tax obligations is secured in favour of the taxation authorities, although the Company will retain the benefit of investment income realized on the reserved funds. When claims and other items relating to specific reserves are fully settled, any excess specific reserve will be transferred to the general reserve. Any unused portion of the general reserve will be distributed to the shareholders up to the Target Return of C$19.9614 per fully diluted common share plus Investment Income as defined in the Plan of Arrangement.

The Company can give no assurance as to the total amount and timing of future distributions. The timing and amount of future distributions by the Company is dependant on its ability to free up reserves as it settles or otherwise makes final determination of its liabilities. Pursuant to the definitive agreements with Vodafone, the aggregate amount of all distributions to the Company's shareholders is expected to equate to, but cannot exceed, the Target Return plus investment income. Any excess over the Target Return, other than the investment income, will be returned to Vodafone as a reduction of the purchase price. In addition, the agreements provide for adjustments in certain circumstances.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at September 30, 2005
(*in thousands of U.S. dollars except per share data*)

NOTE 2
SALE OF OPERATIONS TO VODAFONE AND DISTRIBUTION OF PROCEEDS (CONT'D)
One such adjustment is a purchase price adjustment to reflect a variance in the estimated versus actual net cash of the Company immediately before closing. In connection with this purchase price adjustment, the Company has received additional proceeds of $0.6 million included in the above mentioned gain on disposition. To the extent that the actual results as to among others (i) transaction, liquidation and other costs including taxes and (ii) unidentified claims, are different from estimates made at the time the agreements were executed, shareholders may receive less than the Target Return per fully-diluted Common Share if the upward adjustment of up to $10 million under the agreements is insufficient to compensate for differences between actual results and the estimates made at the time the agreements were executed. (See Notes 8 and 9)

NOTE 3
FUNCTIONAL CURRENCY
As a result of the sale of the Company's operating assets and subsequent conversion of the majority of the proceeds into Canadian dollars, the Company's reassessed its functional currency based on the collective economic factors of the environment in which the Company now operates and has determined it to be the Canadian dollar as of June 1, 2005. This change from a U.S. dollar functional currency is accounted for on a prospective basis. Accordingly, transactions arising in currencies other than Canadian dollars are translated into Canadian dollars at the exchange rate on the applicable transaction dates. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies other than Canadian dollars are translated at the period-end rates of exchange. The resulting translation gains or losses are recognized in the consolidated statements of income (loss). However, the Company continues to present its consolidated financial statements in U.S dollars. Accordingly, the consolidated results of operations, as measured in Canadian dollars, are translated to U.S dollars using the monthly average exchange rates while assets and liabilities are translated using the current rates at such balance sheet date. The resulting foreign currency translation adjustment is reported in the cumulative translation adjustment account included as a component of shareholders' equity. The cumulative translation adjustment account of $14.9 million is a result of the strengthening of the Canadian dollar versus the U.S. dollar from C$1.24759 to $1 at the date of conversion of the Company's functional currency to C$1.1630 to $1 as at September 30, 2005.

NOTE 4
EARNINGS PER SHARE
The reconciliation of the denominator for the calculation of earnings per share is as follows:

(in thousands)	Three months ended September 30,		Nine months ended September 30,	
	2005	**2004**	**2005**	**2004**
Weighted average number of Common and Preferred Shares outstanding	222,772	144,832	218,694	134,124
Dilutive effect of options and RSU's	11	3,217	2,103	2,979
Weighted average number of Common and Preferred Shares outstanding – Diluted	222,783	148,049	220,797	137,103

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at September 30, 2005
(*in thousands of U.S. dollars except per share data*)

NOTE 5

STOCK BASED COMPENSATION

Effective January 1, 2003, the Company adopted the fair value method of accounting for all its stock-based compensation on a prospective basis. Accordingly, the fair value based method is applied to awards granted, modified, or settled on or after January 1, 2003 under the Company's Stock Option Plan and its Restricted Share Unit Plan.

During the first quarter of 2005, 2,043,000 performance based restricted share units ("RSUs") were granted under the Company's RSU Plan. The amortization of the fair value of the performance based RSUs over their vesting period is included in the determination of the Company's stock-based compensation described below. The fair value of the RSUs has been determined to be the equivalent of the share price on the date of their grant. The performance based RSUs were to vest in three years from the date of their grant, however, the number of RSUs that were to vest was dependent upon the Company's future stock price appreciation from the date of grant. As a result of the sale of substantially all of the Company's assets described in Note 2, 1,167,429 performance based RSUs vested based on the value of the consideration per common share received by the Company from Vodafone and 875,570 were forfeited.

The sale of all of the Company's assets accelerated the vesting of all options and RSUs outstanding, with the exception of the 875,570 performance RSUs which were forfeited as described above, resulting in 3,083,168 RSUs being redeemed for Common Shares and 4,816,811 options vesting. Subsequent to the sale, all in-the-money options were exercised for aggregate gross proceeds of $30.8 million of which 2,872,918 options were exercised during the three month period ended September 30, 2005, resulting in proceeds to the Company of $18.5 million. As a result of these exercises, as at September 30, 2005, the Company has 223,096,714 Common Shares outstanding.

The Company recorded a stock-based compensation cost, included within selling, general and administrative expenses, of $40.9 million and nil during the nine month and three month periods ended September 30, 2005, respectively, and credited additional paid-in capital for the same amounts ($7.7 million and $3.5 million for the corresponding periods in 2004, respectively.)

Prior to January 1, 2003, no compensation expense was recognized when options were issued to employees or directors. Had compensation costs been determined using the fair value based method at the date of grant for all awards granted under the employee stock option plan including those granted prior to January 1, 2003, the Company's pro-forma net income, earnings per share and diluted earnings per share would have been as presented in the table below and includes reversal of prior periods compensation expense due to the forfeiture of unvested options by employees.

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2005 $	**2004** $	**2005** $	**2004** $
Pro-forma net income	17,960	20,343	2,275,415	49,301
Pro-forma earnings per shares:				
Basic	0.08	0.14	10.40	0.37
Diluted	0.08	0.14	10.31	0.36

NOTE 6

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash equivalents consist primarily of a diversified portfolio of bank deposit notes and commercial paper with a maturity of three months or less. Short-term investments are identical to cash equivalents with a maturity greater than three months. Cash, cash equivalents and short-term investments are denominated primarily in Canadian dollars and are invested with several financial institutions and have an average interest rate of 2.63%.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at September 30, 2005
(*in thousands of U.S. dollars except per share data*)

NOTE 7
INVESTMENTS

Acquisition of Non-controlling Interests in Oskar Holdings
In November 2004, the Company entered into an agreement in principle to acquire from non-controlling shareholders 72.9% of Oskar Holdings in exchange for aggregate consideration of $521.9 million consisting of the issuance of 46.0 million Common Shares of the Company's treasury stock and $6.7 million of transaction expenses, of which $6.0 million was paid to an affiliate of the employer of a board member. Closing occurred on January 12, 2005 and the Company increased its equity interest in Oskar Holdings to 100.0%. Two of the Company's significant shareholders at the time of the transaction were also shareholders of Oskar Holdings and received 17.4 million and 7.0 million Common Shares, respectively. The Company's existing interest in Oskar Holdings, prior to this acquisition was reflected in its consolidated financial statements on a consolidated basis. The acquisition was accounted for using the purchase method. The aggregate purchase price for the above transaction exceeded the carrying value of the net assets acquired by $432.6 million. Such excess has been allocated based on management's best estimates as follows:

	Czech Republic Cellular $
Decrement of property, plant and equipment	(86,000)
Increment of subscriber relationships	56,300
Increment of long-term debt	(13,500)
Goodwill	475,833
	432,633

NOTE 8
INCOME TAXES
The fair value of Oskar Mobil's tax loss carry forward benefits was not recognized in the purchase price allocation of the acquisition, described in Note 7, as well as in prior acquisitions due to Oskar Mobil's limited history of operating profits. However, an income tax expense has been recognized during the nine month period of $3.9 million, relating to the benefit of such unrecognized tax loss carry forwards that were utilized in the current quarter and a corresponding amount has been credited to goodwill. The remaining tax expense of $22.1 million relates to MobiFon's pre tax income included in the nine month period ended September 30, 2005.

During the three month period ended June 30, 2005, the Company has recorded a capital duty expense included in selling, general and administrative expenses, of $1.5 million related to the repatriation of the sale proceeds from its wholly owned indirect subsidiary TIWC N.V. Furthermore, the Company is currently undergoing an audit by the Canadian federal and provincial tax authorities with the objective of obtaining certificates of clearance to proceed with cash distributions. The audits are not yet completed, however, certain adjustments have been identified which the Company agrees with and will reduce the Company's estimated available loss carry forwards from C$107 million to C$94 million as at December 31, 2004. Furthermore, the Company will apply an estimated C$20 million to reduce current year' s taxable income. The Company continues to provide for the related tax benefit asset by a valuation allowance. Such loss carry forwards are available to reduce future taxable income that the Company may generate, essentially from interest revenue on its cash, cash equivalents and short-term investments. Such adjustments do not have an impact on the Company's estimate that it will have no income taxes payable as a result of the sale of the Company's operating assets and repatriation of the proceeds to Canada other than the above described capital duty.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

As at September 30, 2005
(*in thousands of U.S. dollars except per share data)*

NOTE 8
INCOME TAXES (CONT'D)
Although the Company, the taxation authorities and the Monitor have together established the specific reserves for potential tax liability, the taxation authorities have not yet determined the specific amount of their claims and tax assessments may not be completed for several months. The Company believes that there are no material past, present or future amounts owing to taxation authorities. However, there can be no certainty that the authorities will not propose adjustments which, if not successfully opposed by the Company, may result in tax liabilities.

NOTE 9
CONTINGENCIES
As described in Note 1, as part of the Plan of Arrangement, the Company has sought, under the supervision of the Court, the expeditious identification and resolution of claims as of May 20, 2005 against the Company in order to accelerate distributions to shareholders. The Company believes that all claims reported through the claims identification process have been adequately provided for in these consolidated interim financial statements.

NOTE 10
COMPARATIVE FIGURES AND RECLASSIFICATIONS
Certain comparative figures were restated to conform to the presentation adopted in these interim consolidated financial statements.